April 6, 2009

Ms. Karin Wentz, Esq.
Associate General Counsel
Investors Real Estate Trust
10050 Crosstown Circle, Suite 105
Eden Prairie, MN 55344

>   **Re: Investors Real Estate Trust**
>   **Registration Statement on Form S-3**
>   **Filed March 16, 2009**
>   **File No. 333-158001**

Dear Ms. Wentz:

We have limited our review of the above-referenced filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please note that we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We refer you to Item 9A. of your Form 10-K filed for the fiscal year ended April 30, 2008. We note that your executive officers concluded that your disclosure controls and procedures are "effective in timely alerting them to material information required to be included in our periodic SEC filings." Please tell us whether your executive officers concluded that your disclosure controls and procedures were effective to ensure that information you were required to disclose in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Commission's rules and forms, consistent with the definition of "disclosure

controls and procedures" under the Exchange Act. Refer to Exchange Act Rule 13a-15(e). Please confirm that your future filings will more accurately describe the executive officers' conclusions regarding effectiveness.

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As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3785 with any questions.

               Sincerely,

               Karen J. Garnett
               Assistant Director